Memo

State Street Global Advisors Trust Company

One Iron Street

Boston, MA 02210

January 13, 2021

Trust:

SPDR S&P 500 ETF Trust (the “Trust”)

c/o State Street Global Advisors Trust Company, as Trustee

One Iron Street

Boston, MA 02210

Trust Sponsor:

PDR Services LLC

11 Wall Street

New York, NY 10005

To Whom It May Concern:

The Trustee of the Trust agrees that it will continue to waive a portion of its Trustee fee, as needed, so that the total annual operating expenses (excluding extraordinary expenses) of the Trust will not exceed 0.0945% of the Trust’s daily net asset value. The fee waiver will be calculated after taking into consideration the earnings credit with respect to uninvested cash balances of the Trust. The amount of the earnings credit will be equal to the Federal Funds Rate, as reported in nationally distributed publications and as may be changed from time to time, multiplied by each day’s daily cash balance, if any, in the Trust’s cash account, reduced by the amount of reserves, if any, for that account required by the Federal Reserve Board of Governors. The fee waiver will be in effect until February 1, 2022. Thereafter, the Trustee may discontinue this voluntary waiver policy.

STATE STREET GLOBAL ADVISORS TRUST COMPANY,

as Trustee of SPDR S&P 500 ETF Trust

/s/ Noel Archard

Noel Archard

Senior Managing Director